                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                         _____________________________

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):


/X/ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
For the three month period ended December 31, 1995

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ________________ to ________________


Commission file number 1-3506

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Georgia-Pacific Corporation Supplemental Hourly 401(k) Savings Plan.

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

                          GEORGIA-PACIFIC CORPORATION

                    SUPPLEMENTAL HOURLY 401(k) SAVINGS PLAN


                       FINANCIAL STATEMENTS AND SCHEDULE

                 AS OF DECEMBER 31, 1995 AND SEPTEMBER 30, 1995

                         TOGETHER WITH AUDITORS' REPORT

                          GEORGIA-PACIFIC CORPORATION
                    SUPPLEMENTAL HOURLY 401(K) SAVINGS PLAN
                       FINANCIAL STATEMENTS AND SCHEDULE
                    DECEMBER 31, 1995 AND SEPTEMBER 30, 1995



                               TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

     Statements of Net Assets Available for Benefits with Fund
     Information--December 31, 1995 and September 30, 1995

     Statement of Changes in Net Assets Available for Benefits with Fund Information for the Three Month Period Ended December 31, 1995


NOTES TO FINANCIAL STATEMENTS AND SCHEDULE


SCHEDULE SUPPORTING FINANCIAL STATEMENTS

     Schedule I: Item 27(d)--Schedule of Reportable Transactions for the Three
                 Month Period Ended December 31, 1995

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Participants of the Georgia-Pacific Corporation
Supplemental Hourly 401(k) Savings Plan:


We have audited the accompanying statements of net assets available for benefits with fund information of the GEORGIA-PACIFIC CORPORATION SUPPLEMENTAL HOURLY 401(k) SAVINGS PLAN as of December 31, 1995 and September 30, 1995 and the related statement of changes in net assets available for benefits with fund information for the three month period ended December 31, 1995. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Georgia-Pacific Corporation Supplemental Hourly 401(k) Savings Plan as of December 31, 1995 and September 30, 1995 and the changes in its net assets available for benefits for the three month period ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of reportable transactions for the three months ended December 31, 1995 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 6, during 1995 certain hourly employee groups participating in the Plan were merged and the assets of the Plan were transferred into the Georgia-Pacific Corporation Hourly 401(k) Savings Plan.





                                             /s/ Arthur Andersen LLP

Atlanta, Georgia
May 1, 1996

                          GEORGIA-PACIFIC CORPORATION
                    SUPPLEMENTAL HOURLY 401(K) SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION
                               DECEMBER 31, 1995






                                                  Fixed
                                     Common    Investment  Georgia-Pacific
                                   Stock Fund     Fund       Stock Fund     Total
                                   ----------  ----------  ---------------  -----

NET ASSETS AVAILABLE FOR BENEFITS  $        0  $        0  $             0  $   0
                                   ==========  ==========  ===============  =====






         The accompanying notes are an integral part of this statement.

                          GEORGIA-PACIFIC CORPORATION
                    SUPPLEMENTAL HOURLY 401(K) SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION
                               SEPTEMBER 30,1995



                                                  Fixed
                                     Common    Investment  Georgia-Pacific
                                   Stock Fund     Fund       Stock Fund      Total
                                   ----------  ----------  ---------------  --------

Assets:

Investments, at market value:
 Mutual funds                      $  123,390  $  233,853  $             0  $357,243
 Interest in Master Trust                   0           0           63,987    63,987
                                   ----------  ----------  ---------------  --------

   Total investments                  123,390     233,853           63,987   421,230
                                   ----------  ----------  ---------------  --------

Contributions receivable                  606       1,183            1,007     2,796
                                   ----------  ----------  ---------------  --------


NET ASSETS AVAILABLE FOR BENEFITS  $  123,996  $  235,036  $        64,994  $424,026
                                   ==========  ==========  ===============  ========





         The accompanying notes are an integral part of this statement.

                          GEORGIA-PACIFIC CORPORATION
                    SUPPLEMENTAL HOURLY 401(K) SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION
               FOR THE THREE MONTH PERIOD ENDED DECEMBER 31, 1995




                                                     Fixed
                                        Common    Investment  Georgia-Pacific
                                      Stock Fund     Fund       Stock Fund       Total
                                      ----------  ----------  ---------------  ---------

Contributions:

Participants'                         $    1,095  $    1,382  $         1,800  $   4,277

Company matching                             211         297              284        792
                                      ----------  ----------  ---------------  ---------

  Total contributions                      1,306       1,679            2,084      5,069

Net investment income:

 Interest and dividends                    1,564       3,500                0      5,064

 Net loss from Master Trust                    0           0          (13,535)   (13,535)

 Net appreciation in market value of
  investments                              5,903       2,737                0      8,640
                                      ----------  ----------  ---------------  ---------

  Net investment income                    7,467       6,237          (13,535)       169

Amounts distributed to participants            0     (12,152)               0    (12,152)

Transfer to affiliated plan             (132,769)   (230,800)         (53,543)  (417,112)
                                      ----------  ----------  ---------------  ---------

 Change in net assets available
  for benefits                          (123,996)   (235,036)         (64,994)  (424,026)

Net Assets Available for Benefits,
  Beginning of Period                    123,996     235,036           64,994    424,026
                                      ----------  ----------  ---------------  ---------

Net Assets Available for Benefits,
  End of Period                       $        0  $        0  $             0  $       0
                                      ==========  ==========  ===============  =========





         The accompanying notes are an integral part of this statement.

                          GEORGIA-PACIFIC CORPORATION
                    SUPPLEMENTAL HOURLY 401(K) SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE
                    DECEMBER 31, 1995 AND SEPTEMBER 30, 1995


NOTE 1.  DESCRIPTION OF THE PLAN AND BENEFITS

The Georgia-Pacific Corporation Supplemental Hourly 401(k) Savings Plan (the "Plan") is a voluntary contributory profit-sharing plan formed on September 1, 1987 for certain eligible hourly employees ("Participants") of Nekoosa Packaging Corporation, a subsidiary of Great Northern Nekoosa Corporation (the "Company"). The Plan was amended and restated as of January 1, 1989.

ELIGIBILITY

Each union employee covered by a collective bargaining agreement providing for participation in this Plan shall become eligible to participate in the Plan the first day of the first payroll period following the probationary period specified in the Participant's collective bargaining agreement. Each employee who is an hourly paid employee and is not covered by a collective bargaining agreement shall become eligible upon commencement of employment.

CONTRIBUTIONS

Under the provisions of the Plan, Participants may contribute up to a total of 12% or 16% of their compensation, as defined, on a before-tax basis, depending on the provisions negotiated for participation of a given location, but not to exceed the maximum specified by federal tax law. The Company matches 25% or 50% of each Participant's before-tax contributions up to 4% of compensation, depending upon the provisions negotiated for the participation of a given group. The Plan also allows rollover contributions from other qualified retirement plans.

The Plan permits Participants to allocate their contributions and Company contributions among the investment options in 25% increments and to change their investment elections for future contributions once during each plan year, effective as of the first of the following month. (See Note 3 for a description of the various investment options).

VESTING

Participants vest immediately in their own contributions and earnings thereon. Company matching contributions vest at the rate of 20% per year. Participants shall become fully vested in Company matching contributions and earnings thereon upon completion of five years of service or in the event of the Participant's death while employed, disability, retirement or loss of job by reason of facility shutdown.

WITHDRAWALS

A participant may withdraw his contributions in the case of a financial hardship or attainment of age 59 1/2. Withdrawals are subject to income taxes in the year received. Hardship withdrawals result in a suspension of the right to make employee contributions to the Plan for a period of one year.

TERMINATIONS

Eligibility to make pre-tax deferrals or receive company matching contributions under the Plan terminates if any of the following events occur: termination of employment, loss of job by reason of facility shut-down, retirement, death or disability. In the event of a Participant's loss of job by reason of facility shut-down, death, retirement or disability, the Participant or his beneficiary receives in cash and/or Georgia-Pacific Corporation common stock his entire account balance. If termination occurs for other reasons, only vested amounts are distributed to the Participant and nonvested amounts are forfeited. Such forfeitures are used to reduce the Company's future contributions to the Plan. If a former Participant returns to the employ of the Company and reenters the Plan within five periods of date of termination, any amounts previously forfeited are reinstated to the Participant's account.


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared on the accrual basis of accounting.

The investments are held by Vanguard Fiduciary Trust Company (the "Trustee"). All investments are presented at market value. Market values of stocks and bonds are determined principally from quotations as reported on various securities exchanges.

The net appreciation in the market value of investments in the accompanying statement of changes in net assets available for benefits reflects the net difference between market value and cost at the beginning and end of the period for assets held throughout the period, as well as the difference between the period end market value and cost for assets purchased during the period. For assets sold or distributed during the period, the net appreciation reflects the net difference between the market value and the cost at the beginning of the period and the date of disposition.

The preparation of the financial statements in conformity with generally accepted accounting principles requires plan management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.


NOTE 3.  INVESTMENTS

Assets held under the Plan are invested by the Trustee, as directed by the Participants, in one or more of three investment funds: the Common Stock Fund, the Fixed Investment Fund, and the Georgia-Pacific Stock Fund. The following is a description of the investment options:

         Common Stock Fund - invested in the Vanguard Index Trust 500 Portfolio, an equity mutual fund. This portfolio is invested in all of the 500 stocks included in the Standard & Poor's 500 Composite Stock Price Index in approximately the same proportion as represented in the Index. The objective of this fund is to approximate the performance of the Standard & Poor's 500 Composite Stock Price Index. The investment market value of the Portfolio at September 30, 1995 of $123,390 exceeded 5% of net assets at that date.

         Fixed Investment Fund - invested in the Vanguard Short-Term U.S. Treasury Portfolio, a fixed income mutual fund. This Vanguard portfolio is principally invested in short-term government bills, notes and bonds and has an average maturity of two to three years. The market value of the Vanguard Short-Term U.S. Treasury Portfolio Investment at September 30, 1995 of $233,853 exceeded 5% of net assets at that date.

         Georgia-Pacific Stock Fund - invested principally in
         Georgia-Pacific Corporation common stock. The market value of the Georgia-Pacific Stock Fund Master Trust at September 30, 1995 of $63,987 exceeded 5% of net assets at that date.

Effective October 24, 1994, the assets of the Georgia-Pacific Stock Fund were transferred into the Georgia-Pacific Stock Fund Master Trust ("Master Trust"). The Master Trust was established to hold, administer and invest the assets of the Georgia-Pacific Stock Fund of certain Georgia-Pacific defined contribution plans qualified under Internal Revenue Code section 401(k). These plans are administered by Georgia-Pacific Corporation. Each participating plan's interest in the Master Trust is based upon the market value of assets transferred.

The market value of the Master Trust is allocated to the individual participating plans based upon the relative value of the assets of each Plan. Interest income, dividends, and gains and losses (both realized and unrealized) are allocated each day to the individual participating plans based upon the relative market values at the beginning of each day.

A summary of the Master Trust as of December 31, 1995 and September 30, 1995 is shown below:


   Investments (at market):            December 31, 1995  September 30, 1995
   Georgia-Pacific Corporation
    common stock                       $     213,030,186  $      187,546,450
   Vanguard Money Market Reserves
    U.S. Treasury Portfolio                    5,861,086           8,982,415
                                       -----------------  ------------------
      Total investments                      218,891,272         196,528,865
                                       -----------------  ------------------
   Receivables:
    Interest                                      30,860              11,648
    Other receivables                            977,715           2,139,401
    Due from brokers                             372,875             967,390
      Total receivables                        1,381,450           3,118,439
                                       -----------------  ------------------
   Less:
    Payables                                     271,001             258,128
    Due to brokers                             3,041,282           7,091,204
                                       -----------------  ------------------
      Total payables                           3,312,283           7,349,332
                                       -----------------  ------------------
       Net assets of the Master Trust  $     216,960,439  $      192,297,972
                                       =================  ==================

A summary of income and net depreciation of the Master Trust which comprises the net investment loss for all participating plans, for the three month period ended December 31, 1995 is shown below:



Interest and dividend income             $   1,303,908

Net depreciation in market
 value of investments                      (47,729,602)
                                         -------------

Net investment loss from Master Trust    $ (46,425,694)
                                         =============



Allocations to the participating Plans of net investment (loss) for the three month period ended December 31, 1995 and of net assets as of December 31, 1995 and September 30, 1995 are shown below for the Master Trust:



Georgia-Pacific Corporation
Supplemental Hourly 401(k) Savings Plan                 $     (13,535)

All other plans                                           (46,412,159)
                                                        -------------

    Net investment loss                                 $ (46,425,694)
                                                        =============


                                         December 31, 1995                    September 30, 1995
                                 ------------------------------------       -----------------------


Georgia-Pacific Corporation
  Supplemental Hourly 401(k)
  Savings Plan                   $                   0           0.00%      $     63,987        .03%

All other plans                            216,960,439         100.00        192,233,985      99.97
                                 ---------------------  -------------       ------------  ---------

 Net assets of the Master Trust  $         216,960,439         100.00%      $192,297,972     100.00%
                                 =====================  =============       ============  =========



NOTE 4.  PLAN TERMINATION PROVISIONS

The Company has reserved the right to amend, modify, suspend or terminate the Plan at any time. Should the Company terminate the Plan, each Participant's account balance would become fully vested.

NOTE 5.  TAX STATUS

The Plan received a favorable determination letter dated February 4, 1991 from the Internal Revenue Service ("IRS") affirming the tax-exempt status of the Plan. A new determination letter has been requested from the IRS to affirm the tax-exempt status of the Plan, as amended. In the opinion of management, the Plan is designed and being operated in accordance with applicable provisions of the Internal Revenue Code of 1986 as amended, and thus, no provision for federal income taxes has been made in the accompanying financial statements.

NOTE 6.  TRANSFER OF PLAN ASSETS

Each of the hourly employee groups participating in the Plan have been merged into the Georgia-Pacific Corporation Hourly 401(k) Savings Plan ("New Plan") as of December 31, 1995. Each participant under the Plan received a benefit immediately after the transfer at least equal to what he or she would have been entitled to receive immediately before the transfer. The New Plan assumed all liability for benefits accrued by participants under the Plan through the date of transfer, and such benefits shall be calculated and paid pursuant to the New Plan. During the three month period ended December 31, 1995, the remaining assets of $417,112 were transferred to the New Plan, thereby fully liquidating the Plan.

                                                                    SCHEDULE I


                          GEORGIA-PACIFIC CORPORATION
                    SUPPLEMENTAL HOURLY 401(K) SAVINGS PLAN
               ITEM 27(D)--SCHEDULE OF REPORTABLE TRANSACTIONS(A)
               FOR THE THREE MONTH PERIOD ENDED DECEMBER 31, 1995






                                         Number of    Selling
                                        Transactions   Price         Cost     Gain
                                        ------------  -------      -------   ------

       PURCHASED:
       Georgia-Pacific Stock Fund
        Master Trust*                         4      $      -       $ 3,441  $    -
       Vanguard Short-Term U.S.
        Treasury Portfolio*                   7             -         6,338       -
       Vanguard Index Trust 500
        Portfolio*                            3             -         3,475       -

       SOLD:
       Georgia-Pacific Stock Fund
        Master Trust*                         1        53,543        45,930   7,613
       Vanguard Short-Term U.S.
        Treasury Portfolio*                   2       241,112       236,445   4,667
       Vanguard Index Trust 500
        Portfolio*                            1       132,768        94,174  38,594




      (a) Represents a transaction or a series of transactions in securities of the same issue in excess of 5% of the current value of plan assets as of the beginning of the period.






      *    Represents a party-in-interest to the Plan.


           The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

     THE PLAN. PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                              GEORGIA-PACIFIC CORPORATION SUPPLEMENTAL HOURLY 401(K) SAVINGS PLAN


                              BY:  GEORGIA-PACIFIC CORPORATION,
                                     AS PLAN ADMINISTRATOR



DATE: JUNE 24, 1996           BY: /S/ JOHN F. MCGOVERN
                                  --------------------
                                  JOHN F. MCGOVERN
                                  EXECUTIVE VICE PRESIDENT - FINANCE
                                  AND CHIEF FINANCIAL OFFICER

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER   DESCRIPTION
- ------   -----------
23       CONSENT OF ARTHUR ANDERSEN LLP*


- ------------
* - Filed by EDGAR